Exhibit 99.8

KPMG LLP
Bay Adelaide Centre	Telephone (416) 777-8500
Suite 4600	Fax (416) 777-8818
333 Bay Street	www.kpmg.ca
Toronto, ON
M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this annual report on Form 40-F of our Independent Auditors’ Report dated February 2, 2017 addressed to the shareholders of Norbord Inc. (the “Company”), on the consolidated financial statements comprising the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2016.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-215266), on Form S-8 (No. 333-211895) and on Form S-8 (No. 333-213179) of the Company of our report to the shareholders’ of the Company dated February 2, 2017 referred to above. We also consent to the reference to us under the heading “Interest of Experts”, which appears in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 3, 2017

Toronto, Canada